Contact

www.linkedin.com/in/
prithwithakuria (LinkedIn)
beta.ham-it.com (Company)

Top Skills

Data Warehousing
Business Intelligence
Data Modeling

Languages

Hindi

Publications

Cloud in Financial Services
An RX for Enterprise Big Data Success
Big Data - a Practioner's Point Of View
An Rx for Enterprise Big Data Success
Data Monetization with an Internal Platform

Prithwi Thakuria

CTO, Americas AI Leader at Ernst & Young Global Consulting Services
Greater Boston

Summary

Innovative, Visionary and “Hands-On” Data & Digital Technology Leader respected for intellectual horsepower, strategic acumen, “Go-To-Market” strategies and building operations. Expertise spans most current technologies like Machine Learning, Analytics, Cloud, Containers, Microservices, APIs and "everything data" with special emphasis in creating value and accelerating growth through digital transformations, strategic planning with operational execution.

Ability to lead change and align future technologies with business. Conceived, championed, designed and delivered “Go-To-Market” offerings in Digital Transformations with a portfolio of $1.2B+with global teams of 8000+ resources.

Specialties:
• Data, Content, Information and Enterprise architecture
• Big Data, Deep Analytics, Machine Learning and traditional Information Management
• Cloud Computing, Containers and Microservices
• Stack:
+ IBM Cloud, AWS, Google Cloud, Azure
+ Hortonworks, Cloudera, SAP HANA
+ NoSQL: S3, Redis, MongoDB, CouchDB, Hbase, Cassandra
+ R/DBMS: Oracle, DB2, Teradata, Redshift
+ In-Memory/Real Time: Spark, Flume, Storm, Kafka
+ Analytics: R, Python
+ Kubernetes, Docker
+ MEAN, MERN

Experience

mEinstein AI
Founder
June 2015 - Present (7 years 2 months)

Ernst & Young Global Consulting Services

CTO, Americas AI Leader - DnA

April 2021 - Present (1 year 4 months)

Boston, Massachusetts, United States

IBM

6 years

Partner & Global Leader, Services for Data Platforms

September 2019 - April 2021 (1 year 8 months)

Greater Boston Area

+ Responsible for custom data work (build, manage, run) on all data platforms
+ Includes data, analytics, insights/cognitive on cloud platforms (AWS, Google, Azure, IBM)
+ Responsible for a global portfolio of $1.8B
+ Leading a global org of 7500+ resources across all geographies
+ Defining, designing and taking Go-To-Market Offerings to market
+ Practice Growth & Market Penetration
+ Thought Capital & Thought Leadership
+ Global Sales & Global Delivery
+ Market eminence activities

Partner & Global Practice Leader for Big Data, Analytics and Cognitive

2015 - April 2021 (6 years)

Greater Boston Area

Current roles:

- Partner, GBS
- Global Practice Leader, Big Data, Analytics & Cognitive

+ Responsible for a global portfolio of $1.2B
+ Leading a global org of 7500+ resources across all geographies
+ Defining, designing and taking Go-To-Market Offerings to market
+ Practice Growth & Market Penetration
+ Thought Capital & Thought Leadership
+ Global Sales & Global Delivery
+ Market eminence activities

Tata America Intl. Corp.

Global Head - Digital Enterprise: Analytics, Big Data,AI/ML, Mobility and Digital Marketing

2012 - 2015 (3 years)

Boston, MA

Recruited as a core member of the Digital executive team to lead and deliver the next generation of "Go-To-Market" product and solution offerings, Thought Capital, Leadership and Innovation in the area of Digital. [Digital Enterprise: Big Data, Analytics, AI/ML, Mobility, Cloud, Digital Marketing & Social]. Help Fortune 100 C-Suites with Digital Strategies, Digital Ecosystems, Digital Marketing, Digital Portfolio, Digital Ready Organization and Operations.

+ Responsible for a global portfolio of $1.2B
+ Leading a global org of 11000+ resources across all geographies
+ Defining, designing and taking Go-To-Market Offerings to market
+ Practice Growth & Market Penetration
+ Thought Capital & Thought Leadership
+ Global Sales & Global Delivery

PwC
MD, Financial Services Advisory
July 2009 - 2012 (3 years)

• Enterprise Information Management (EIM) & Enterprise Architecture Leader for Financial Services CIO Advisory practice.
• Core member of PwC's IM/IT Leadership Team on Digital & Big Data. Represent PwC as a thought leader through industry events, Point Of Views, PR contributions, intellectual property and technology leadership.
• Architecting and delivering turnkey EIM and EA strategies and solutions for Fortune 100 clients.

EMC
Partner, Solutions ; Financial Services
December 2007 - July 2009 (1 year 8 months)

- Go-to-Market offering in the area of Big Data & Deep Analytics
- Business development, financial forecasts/budgets, operation plans and "go-to-market" strategy.
- Global EIM and IT Rationalization leadership in Banking, Asset Management, Capital Markets and Wealth Management.
- Business development, financial forecasts/budgets, operation plans and "go-to-market" strategy.
• Aligning with Sales team in Pre and Post sales activities.

State Street Bank & Trust
Vice President
December 2001 - December 2007 (6 years 1 month)

• Create future vision architecture to expedite delivery of new products and services to market while meeting company's cost and risk reduction objectives.
• Outline current and future vision enterprise application, data and BI architecture, including traceability from business and IT strategies to suggested technologies.
• Translate key strategic objectives into actionable and governable roadmaps and designs.
• Analyze business and technology challenges, assess costs, and suggest solutions.

iXL/Tessera Enterprise Systems
Director – Solutions Delivery
January 1996 - December 2001 (6 years)

• Lead for Enterprise Information Management and Enterprise Architecture.
• Collaborate with key "client" stakeholders and internal teams to define enterprise architectures and solutions, standards and guidelines, and blueprints [high-end DW/BI, ERM/CRM, B2B/B2C, ERP, Direct Marketing solutions].
• Translate business requirements into systems qualities and repeatable design strategies and patterns, such as adaptability, scalability, availability, and reusability.
• Conduct evolution planning for systems and technologies and maintained application life cycle inventory.

Education

University of Kashmir
Bachelor Of Engg (National Institute Of Technology), Electrical, Electronics and Communications Engineering · (1984 - 1989)

Cotton College
P.U. Sc, Physical Sciences